Exhibit 12.1
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS
TO FIXED CHARGES

For the Six
Months Ended
(dollars in thousands)	June 30, 2011
Income before loss from unconsolidated entities, income taxes, and noncontrolling interest	$59,627

Interest expense
Senior notes payable and other debt	96,290
Distributions from unconsolidated entities	332

Earnings	$156,249

Interest
Senior notes payable and other debt expense	$96,290
Interest capitalized	—
Fixed charges	$96,290

Ratio of Earnings to Fixed Charges	1.62x